FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

For September 25, 2008

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                                        .

Euro Tech Holdings Company Limited
Form 6-K

Item 5.  Other Events

On September 25, 2008, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following seven persons to the Company’s Board of Directors:

T.C. Leung
Jerry Wong
Alex Sham
Y.K. Liang
Ka Chong Cheang
Xu Hong Wang
Li Da Weng

Proposal 2.
Adjourn the annual meeting if the Company’s management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 9,747,916 shares, representing approximately 82.18% of the Company’s issued and outstanding 11,861,380 shares on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Euro Tech Holdings Company Limited
Form 6-K

Proposal Number 1. Election of Directors:

	Votes For	Withhold Authority	Approximate Percentages of For Votes
			of All Issued & Outstanding Shares
T.C. Leung	9,122,104	625,812	76.91
Jerry Wong	9,119,104	628,812	76.88
Alex Sham	9,287,204	460,712	78.30
Y.K. Liang	9,283,204	464,712	78.26
Ka Chong Cheang	9,286,204	461,712	78.29
Xu Hong Wang	9,123,104	624,812	76.91
Li Da Weng	9,287,204	460,712	78.30

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Shares
9,379,324	344,055	24,536	79.07

As a result, all seven of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

Euro Tech Holdings Company Limited
Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED (Registrant)

Dated: September 26, 2008	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer and Chairman of the Board